Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the shareholders (the “Shareholders”) of Arras Minerals Corp. (the “Company”) will be held at the Company’s head office at Suite 1605 – 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K4, Canada on Thursday, September 8, 2022 at 10:00 am (Vancouver time) (the “Meeting”). The purpose of the Meeting is to consider and take action on the following matters, as more particularly described in the accompanying management information circular (the “Circular”):

1.	to receive the Company’s audited financial statements for the period from inception on February 5, 2021 to October 31, 2021, together with the report of the auditors thereon and the Company’s interim financial statements for the three and six months ended April 30, 2022, and related management discussion and analysis;

2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorize the directors to fix the auditor’s remuneration;

3.	to set the number of directors at seven (7);

4.	to elect the directors of the Company for the ensuing year;

5.	to consider and, if thought fit, approve an ordinary resolution to confirm and re-approve the Company’s equity incentive plan; and

6.	to transact any other business that may properly come before the Meeting, or any adjournment(s) or postponement thereof.

We are pleased to provide our Meeting materials online through notice-and-access provisions. Accompanying this Notice of Meeting (the “Notice”) are: the Circular, which provides additional information pertaining to the matters to be dealt with at the Meeting; Notice of Availability of Proxy Materials or Notice of Internet Availability and a Form of Proxy or Voting Information Form (the “VIF”). The Circular will be available on the Company’s website (www.arrasminerals.com/agm) and under the Company’s profile on SEDAR (www.sedar.com). The Meeting materials will remain on the Company’s website for one full year. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Circular or other proxy-related materials should contact the Company at 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, or call 604-687-5800 or email the Company’s Chief Financial Officer by email at info@arrasminerals.com.

The record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting has been established as July 29, 2022 (the “Record Date”). You are entitled to vote as described in the Circular at the Meeting, or any postponement or adjournment thereof if you owned shares of the Company at the close of business on the Record Date.

Your participation is important to us. Shareholders are urged to complete, sign, date and return the enclosed form or proxy. To be valid, a proxy must be received by Olympia Trust Company, PO Box 128, STN M, Calgary, Alberta, T2P 2H6 Attention: Proxy Department, by 10:00 am (Vancouver time) on September 6, 2022, or in the case of a Meeting adjournment, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting to resume. A proxy shall be acted upon only if, prior to the time specified, it shall have been deposited with the Company, unless it has been received by the secretary of the Company or by the Chair of the Meeting or any adjournment thereof, prior to the time of voting.

DATED at Vancouver, British Columbia, this 29th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Brian D. Edgar”

Brian D. Edgar

Chairman